SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1            NICE Named 911 Recording and Quality Management Company of the Year by Frost & Sullivan, Dated September 2, 2016

99.2            NICE is the Clear Leader in Speech Analytics Outpacing Market Growth and Holding Over 47% of Market Share According to Top Analyst Firm Report, Dated September 6, 2016

99.3            NICE To Ring The Nasdaq Market Opening Bell, Dated September 7, 2016

99.4            Globe Enhances Customer Experience by Giving Customers a Real Voice with NICE Solution, Dated September 8, 2016

99.5            NICE Introduces CX Intensive – A Toolkit to Help Organizations Better Strategize, Implement and Manage their Customer Experience Programs, Dated September 12, 2016

99.6            NICE Wins 2016 CONAREC Award in Two Categories, Dated September 13, 2016

99.7            NICE Releases NPM Essentials, Its Off-the-Shelf Performance Management Solution, Dated September 14, 2016

99.8            NICE Presents ‘Experiences Persona-lized’ Roadshow in Six North American Cities, Dated September 15, 2016

99.9            NICE Introduces “Trading Communication Surveillance Enablement” Webinar Series to Highlight Trading Compliance Best Practices, Dated September 15, 2016

100.0          NICE Actimize Launches “Beneficial Ownership” Anti-Money Laundering Webinar Series to Address New FinCEN Regulations, Dated September 19, 2016

100.1          NICE Actimize Recognized in 2016 Anti-Money Laundering “Know Your Customer Systems” Market Update Analyst Report, Dated September 22, 2016

100.2          NICE Introduces EVOLVE WFM: The First Cloud Based Solution Offering Enterprise-grade Scalability to SMB Contact Centers, Dated September 26, 2016

100.3          NICE Actimize 2016 ENGAGE Client Forum to Feature Cybersecurity Expert Theresa Payton and Former New York State Regulator Benjamin M. Lawsky, Dated September 28, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	Corp. VP, General Counsel

Dated:	October 06, 2016

EXHIBIT INDEX

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1            NICE Named 911 Recording and Quality Management Company of the Year by Frost & Sullivan, Dated September 2, 2016

99.2            NICE is the Clear Leader in Speech Analytics Outpacing Market Growth and Holding Over 47% of Market Share According to Top Analyst Firm Report, Dated September 6,2016

99.3            NICE To Ring The Nasdaq Market Opening Bell, Dated September 7, 2016

99.4            Globe Enhances Customer Experience by Giving Customers a Real Voice with NICE Solution, Dated September 8, 2016

99.5            NICE Introduces CX Intensive – A Toolkit to Help Organizations Better Strategize, Implement and Manage their Customer Experience Programs, Dated September 12, 2016

99.6            NICE Wins 2016 CONAREC Award in Two Categories, Dated September 13, 2016

99.7            NICE Releases NPM Essentials, Its Off-the-Shelf Performance Management Solution, Dated September 14, 2016

99.8            NICE Presents ‘Experiences Persona-lized’ Roadshow in Six North American Cities, Dated September 15, 2016

99.9            NICE Introduces “Trading Communication Surveillance Enablement” Webinar Series to Highlight Trading Compliance Best Practices, Dated September 15, 2016

100.0          NICE Actimize Launches “Beneficial Ownership” Anti-Money Laundering Webinar Series to Address New FinCEN Regulations, Dated September 19, 2016

100.1          NICE Actimize Recognized in 2016 Anti-Money Laundering “Know Your Customer Systems” Market Update Analyst Report, Dated September 22, 2016

100.2          NICE Introduces EVOLVE WFM: The First Cloud Based Solution Offering Enterprise-grade Scalability to SMB Contact Centers, Dated September 26, 2016

100.3          NICE Actimize 2016 ENGAGE Client Forum to Feature Cybersecurity Expert Theresa Payton and Former New York State Regulator Benjamin M. Lawsky, Dated September 28, 2016